SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29295; 812-13539]

DWS Advisor Funds, et al.; Notice of Application

June 9, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act for an exemption from section 17(a) of the Act.

Summary of the Application: Applicants request an order that would permit certain registered open-end management investment companies to acquire shares of other registered open-end management investment companies and unit investment trusts that are within and outside the same group of investment companies.

Applicants: (a) DWS Advisor Funds, DWS Blue Chip Fund, DWS Communications Fund, Inc., DWS Equity Trust, DWS Global/International Fund, Inc., DWS High Income Series, DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Money Funds, DWS Money Market Trust, DWS Mutual Funds, Inc., DWS Portfolio Trust, DWS Securities Trust, DWS Strategic Income Fund, DWS Target Fund, DWS Target Date Series, DWS Technology Fund, DWS Value Equity Trust, DWS Value Series, Inc., DWS Variable Series I, and DWS Variable Series II (each, a "DWS Investment Company" and collectively, the "DWS Investment Companies"); and (b) Deutsche Investment Management Americas Inc. ("DIMA" or the "Adviser").

Filing Dates: The application was filed on May 28, 2008, and amended on January 9, 2009, and May 11, 2010. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 6, 2010, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 345 Park Avenue, New York, NY 10154.

For Further Information Contact: Christine Y. Greenlees, Senior Counsel, at (202) 551-6879, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Each DWS Investment Company is organized as a Massachusetts business trust or a Maryland corporation and is registered as an open-end management investment company under the

Act.[1] Each DWS Investment Company is comprised of separate DWS Funds that pursue distinct

investment objectives and strategies. The series of DWS Variable Series I, DWS Variable Series

II and DWS Investments VIT Funds are offered to registered separate accounts ("Registered

Separate Accounts") and unregistered separate accounts ("Unregistered Separate Accounts,"

collectively with Registered Separate Accounts, "Separate Accounts") of affiliated and unaffiliated

insurance companies (collectively, "Insurance Companies") as the underlying investment vehicles

for the variable life insurance and variable annuity contracts ("Variable Contracts") issued by the

Insurance Companies. Shares of the above funds may be offered to qualified pension and

retirement plans.

The Adviser, an investment adviser registered under the Investment Advisers Act of 1940

("Advisers Act"), is the investment adviser for each DWS Fund and will serve as investment

adviser to each DWS Fund of Funds (as defined below).[2]

       2.   Applicants request relief to permit certain DWS Funds (each such DWS Fund, a

"DWS Fund of Funds") to invest in: (a) other DWS Funds ("Affiliated Underlying Funds"), and

(b) registered open-end management investment companies ("Unaffiliated Funds") and

registered unit investment trusts ("Unaffiliated Trusts," and together with Unaffiliated Funds,

"Unaffiliated Underlying Funds") that are not part of the same "group of investment companies"

(as defined in section 12(d)(1)(G)(ii) of the Act) as the DWS Funds (Unaffiliated Underlying

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1 Applicants request that the order also extend to existing and future series of the DWS Investment Companies, and
any existing or future registered open-end management investment companies and any series thereof that are part of
the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the DWS Investment
Companies and that are, or may in the future be, advised by DIMA (together with series of the DWS Investment
Companies, the "DWS Funds"). All entities that currently intend to rely on the requested order are named as
applicants, and any other entity that relies on the order in the future will comply with the terms and conditions of the
application.

Funds and Affiliated Underlying Funds are collectively referred to as the "Underlying Funds").

The relief also would permit the Underlying Funds, their principal underwriters and any broker

or dealer registered under the Securities Exchange Act of 1934 ("Broker") to sell shares of the

Underlying Funds to the DWS Fund of Funds. Each DWS Fund of Funds may invest in

Unaffiliated Underlying Funds that have received exemptive relief to list and trade their shares

on a national securities exchange at negotiated prices ("ETFs"). Applicants state that the DWS

Funds of Funds will offer investors a range of investment objectives generally designed to either

provide diversified exposure to specific asset classes or meet long-term objectives.

Applicants' Legal Analysis:

A.   Section 12(d)(1)

        1.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment

company from acquiring shares of an investment company if the securities represent more than 3%

of the total outstanding voting stock of the acquired company, more than 5% of the total assets of

the acquiring company, or, together with the securities of any other investment companies, more

than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a

registered open-end investment company, its principal underwriter, and any broker or dealer from

selling the investment company's shares to another investment company if the sale will cause the

acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will

cause more than 10% of the acquired company's voting stock to be owned by investment

companies generally.

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2 The term "DIMA" or "Adviser" includes any existing or future entity controlling, controlled by or under common control with Deutsche Investment Management Americas Inc.

2.	Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Applicants seek an exemption under section 12(d)(1)(J) of the Act to permit the DWS Fund of Funds to acquire shares of the Underlying Funds in excess of the limits in section 12(d)(1)(A), and the Underlying Funds, their principal underwriters and any Broker to sell shares of the Underlying Funds to the DWS Fund of Funds in excess of the limits in section 12(d)(1)(B) of the Act.

3.	Applicants state that the proposed arrangement will not give rise to the policy concerns underlying sections 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees, and overly complex fund structures. Accordingly, applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

4.	Applicants believe that neither a DWS Fund of Funds nor its affiliate would be able to exert undue influence over the Unaffiliated Underlying Funds. The concern about undue influence does not arise in connection with a DWS Fund of Funds investing in Affiliated Underlying Funds since they are part of the same group of investment companies. To limit the control that a DWS Fund of Funds or its affiliate may have over an Unaffiliated Underlying Fund, applicants propose a condition prohibiting the Adviser, any person controlling, controlled by, or under common control with the Adviser, any investment company and any issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Adviser or any person controlling, controlled by, or under common control with the Adviser (the "Group") from controlling (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any other investment adviser within the meaning of section 2(a)(20)(B) of the Act to a DWS Fund of Funds ("Subadviser"), any person controlling, controlled by or under common control with the Subadviser, any investment company and any issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by or under common control with the Subadviser (the "Subadviser Group"). Applicants propose other conditions to limit the potential for undue influence over the Unaffiliated Underlying Funds, including that no DWS Fund of Funds or DWS Fund of Funds Affiliate[3] (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Fund or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Underlying Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, advisory board member, Adviser, Subadviser, or employee of a DWS Fund of Funds, or a person of which any such officer, director, Adviser, Subadviser, member of an advisory board, or employee is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to an Unaffiliated Underlying Fund is covered by section 10(f) of the Act.

5.   To further ensure that an Unaffiliated Fund understands the implications of a DWS Fund of Funds' investment under the requested relief, prior to an investment in the shares of the

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3 A "DWS Fund of Funds Affiliate" is a DWS Fund of Funds Adviser, DWS Fund of Funds Subadviser, promoter and principal underwriter of a DWS Fund of Funds and any person controlling, controlled by, or under common control with any of those entities. An "Unaffiliated Underlying Fund Affiliate" is an investment adviser(s), sponsor, promoter and principal underwriter of an Unaffiliated Underlying Fund and any person controlling, controlled by, or under common control with any of those entities.

Unaffiliated Fund in excess of the limit in section 12(d)(1)(A)(i), a DWS Fund of Funds and the

Unaffiliated Fund will execute an agreement stating, without limitation, that their boards of

directors or trustees and their investment advisers understand the terms and conditions of the order

and agree to fulfill their responsibilities under the order ("Participation Agreement"). Applicants

note that an Unaffiliated Underlying Fund (other than an ETF whose shares are purchased by a

DWS Fund of Funds in the secondary market) will retain the right to reject any investment by a

DWS Fund of Funds.[4]

6.　　　　Applicants do not believe that the proposed arrangement will involve excessive

layering of fees. The board of directors or trustees ("Board") of each DWS Fund of Funds,

including a majority of the directors or trustees who are not "interested persons" (within the

meaning of section 2(a)(19) of the Act) ("Disinterested Trustees"), will find that the advisory fees

charged under the advisory contract are based on services provided that will be in addition to,

rather than duplicative of, the services provided under the advisory contracts of any Underlying

Funds in which a DWS Fund of Funds may invest. In addition, the Adviser will waive fees

otherwise payable to it by the DWS Fund of Funds in an amount at least equal to any compensation

(including fees received pursuant to a plan adopted by an Unaffiliated Fund under rule 12b-1 under

the Act) received from an Unaffiliated Underlying Fund by the Adviser or an affiliated person of

the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser

by an Unaffiliated Fund, in connection with the investment by the DWS Fund of Funds in the

Unaffiliated Underlying Fund.

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4 An Unaffiliated Fund, including an ETF, would retain its right to reject an initial investment by a DWS Fund of
Funds in excess of the limit in section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement
with the DWS Fund of Funds.

7.   Applicants state that with respect to Registered Separate Accounts that invest in a DWS Fund of Funds, no sales load will be charged at the DWS Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in Rule 2830 of the Conduct Rules of the NASD ("NASD Conduct Rule 2830"), will only be charged at the DWS Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a DWS Fund of Funds, any sales charges and/or service fees charged with respect to shares of the DWS Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.[5]

8.   Applicants represent that each DWS Fund of Funds will represent in the Participation Agreement that no Insurance Company sponsoring a Registered Separate Account funding variable insurance contracts will be permitted to invest in the DWS Fund of Funds unless the Insurance Company has certified to the DWS Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the DWS Fund of Funds, including fees and charges at the Separate Account, DWS Fund of Funds, and Underlying Fund levels, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Insurance Company.

9.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that no Underlying Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except in certain circumstances identified in condition 11 below.

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5 Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority, Inc.

B.   Section 17(a)

1.   Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

2.   Applicants state that the DWS Funds of Funds and the Affiliated Underlying Funds may be deemed to be under common control and therefore affiliated persons of one another. Applicants also state that the DWS Funds of Funds and an Underlying Fund may be deemed to be affiliated persons of one another if a DWS Fund of Funds acquires 5% or more of an Underlying Fund's outstanding voting securities. In light of these and other possible affiliations, section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a DWS Fund of Funds.[6]

3.   Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment

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[6] Applicants acknowledge that receipt of compensation by (a) an affiliated person of a DWS Fund of Funds, or an affiliated person of such person, for the purchase by the DWS Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a DWS Fund of Funds may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgment.

company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.   Applicants submit that the proposed transactions satisfy the standards for relief under sections 17(b) and 6(c) of the Act. Applicants state that the terms upon which an Underlying Fund will sell its shares to or purchase its shares from a DWS Fund of Funds will be based on the net asset value of each Underlying Fund.[7] Applicants state that the proposed investment will be consistent with the policies of each DWS Fund of Funds and Underlying Fund, and with the general purposes of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The members of the Group will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of section 2(a)(9) of the Act. The members of a Subadviser Group will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Underlying Fund, the Group or the Subadviser

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7 Applicants note that a DWS Fund of Funds generally would purchase and sell shares of an Unaffiliated Underlying Fund that operates as an ETF through secondary market transactions at market prices rather than through principal transactions with the Unaffiliated Underlying Fund at net asset value. Applicants would not rely on the requested relief from section 17(a) for such secondary market transactions. To the extent that a DWS Fund of Funds purchases or redeems shares from an Unaffiliated Underlying Fund that is an ETF and an affiliated person

Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of the Unaffiliated Underlying Fund, then the Group or the Subadviser Group (except for any member of the Group or Subadviser Group that is a Separate Account) will vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund's shares. This condition will not apply to the Subadviser Group with respect to an Unaffiliated Underlying Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Fund) or the sponsor (in the case of an Unaffiliated Trust). A Registered Separate Account will seek voting instructions from its Variable Contract holders and will vote its shares of an Unaffiliated Underlying Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either (a) vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund's shares, or (b) seek voting instructions from its Variable Contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

2.   No DWS Fund of Funds or DWS Fund of Funds Affiliate will cause any existing or potential investment by the DWS Fund of Funds in shares of an Unaffiliated Underlying Fund to influence the terms of any services or transactions between the DWS Fund of Funds or a DWS

of the DWS Fund of Funds in exchange for a basket of specified securities as described in the application for the exemptive order upon which the ETF relies, applicants also request relief from section 17(a) for those transactions.

Fund of Funds Affiliate and the Unaffiliated Underlying Fund or an Unaffiliated Underlying Fund Affiliate.

3.   Each DWS Fund of Funds Board, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to ensure that the Adviser and any Subadviser are conducting the investment program of the DWS Fund of Funds without taking into account any consideration received by the DWS Fund of Funds or a DWS Fund of Funds Affiliate from an Unaffiliated Underlying Fund or an Unaffiliated Underlying Fund Affiliate in connection with any services or transactions.

4.   Once an investment by a DWS Fund of Funds in the securities of an Unaffiliated Fund exceeds the limit contained in section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Fund, including a majority of the Disinterested Trustees, will determine that any consideration paid by the Unaffiliated Fund to a DWS Fund of Funds or a DWS Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Fund; (b) is within the range of consideration that the Unaffiliated Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Fund and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5.   No DWS Fund of Funds or DWS Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Fund or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Underlying Fund to purchase a security in an Affiliated Underwriting.

6.	The Board of an Unaffiliated Fund, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Fund in an Affiliated Underwriting once an investment by a DWS Fund of Funds in the securities of the Unaffiliated Fund exceeds the limit contained in section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the DWS Fund of Funds in shares of the Unaffiliated Fund. The Board of the Unaffiliated Fund will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compared to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.	Each Unaffiliated Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and it will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an

Affiliated Underwriting once an investment by a DWS Fund of Funds in the securities of an Unaffiliated Fund exceeds the limit contained in section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identities of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Fund were made.

8.   Before making an investment in shares of an Unaffiliated Fund in an amount in excess of the limit contained in section 12(d)(1)(A)(i) of the Act, the DWS Fund of Funds and the Unaffiliated Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of making its investment in shares of an Unaffiliated Fund in an amount in excess of the limit contained in section 12(d)(1)(A)(i), the DWS Fund of Funds will notify the Unaffiliated Fund of the investment. At such time, the DWS Fund of Funds will also transmit to the Unaffiliated Fund a list of the names of each DWS Fund of Funds Affiliate and Underwriting Affiliate. The DWS Fund of Funds will notify the Unaffiliated Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Fund and the DWS Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.   Prior to approving any advisory contract under section 15 of the Act, each DWS Fund of Funds Board, including a majority of the Disinterested Trustees, will be required to find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any

Underlying Funds in which the DWS Fund of Funds may invest. This finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate DWS Fund of Funds.

10. The Adviser will waive fees otherwise payable to it by the DWS Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to a plan adopted by an Unaffiliated Fund under rule 12b-1 under the Act) received from an Unaffiliated Underlying Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by an Unaffiliated Fund, in connection with the investment by the DWS Fund of Funds in the Unaffiliated Underlying Fund. Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the DWS Fund of Funds in an amount at least equal to any compensation received from an Unaffiliated Underlying Fund by the Subadviser, or any affiliated person of the Subadviser, other than any advisory fees paid to the Subadviser or an affiliated person of the Subadviser by an Unaffiliated Fund, in connection with the investment by the DWS Fund of Funds in the Unaffiliated Underlying Fund made at the direction of the Subadviser. In the event that the Subadviser waives such fees, the benefit of the waiver will be passed through to the DWS Fund of Funds.

11. No Underlying Fund will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in an amount in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such

Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

12.　　With respect to Registered Separate Accounts that invest in a DWS Fund of Funds, no sales load will be charged at the DWS Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will be charged at the DWS Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a DWS Fund of Funds, any sales charges and/or service fees charged with respect to shares of a DWS Fund of Funds will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary